PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(7)
to Prospectus dated August 5, 2004	Registration No. 333-116469

APEX SILVER MINES LIMITED

$200,000,000

2.875% Convertible Senior Subordinated Notes Due 2024
and the Ordinary Shares Issuable Upon Conversion of the Notes

This prospectus supplement relates to resales of our 2.875% Convertible Senior Subordinated Notes due 2024 issued in a private offering in March and April 2004 and 6,988,120 ordinary shares, $0.01 par value, issuable upon conversion of the notes, plus an indeterminate number of additional ordinary shares that may be issued from time to time upon conversion of the notes as a result of adjustments as described in the prospectus to which this prospectus supplement refers.

This prospectus supplement, which supplements our prospectus dated August 5, 2004, contains additional information about the selling securityholders.

You should read the prospectus supplement in conjunction with the prospectus.  This prospectus supplement updates information in the prospectus and accordingly, to the extent inconsistent, the information in the prospectus supplement supersedes the information contained in the prospectus.

Investing in the securities offered in this prospectus involves risks. See “Risk Factors” beginning on page 12 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 1, 2006.

The information appearing under the section entitled “Selling Securityholders”
in the prospectus is amended by the information appearing below.

SELLING SECURITYHOLDERS

The table below supplements the table of selling securityholders contained in the “Selling Securityholders” sections of the prospectus and the prior prospectus supplements. Where the name of a selling securityholder identified in the table below also appears in a table in the prospectus or a prior prospectus supplement, the information set forth in the table below regarding that selling securityholder supersedes the information set forth in the prospectus and the prior prospectus supplements.

The following table sets forth additional information with respect to the selling securityholders, the principal amount of the notes and the number of ordinary shares into which the notes are convertible beneficially owned by such selling securityholders that may be offered pursuant to this prospectus supplement and the prospectus to which it refers.

We have prepared the table based on information given to us by, or on behalf of, the selling securityholders on or before May 24, 2006.  Because the selling securityholders may offer, pursuant to this prospectus supplement and the underlying prospectus, all or some portion of the notes or ordinary shares listed below, no estimate can be given as to the amount of notes or ordinary shares that will be held by the selling securityholders upon consummation of any sales.  In addition, the selling securityholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time.  Any changed information given to us by the selling securityholders will be set forth in additional prospectus supplements or amendments to the underlying prospectus if and when necessary.

	Principal Amount of Notes at Maturity		Number of Ordinary Shares
Selling Securityholder	Beneficially Owned and Offered Hereby ($)	Percentage of Notes Outstanding (1)	Number of Ordinary Shares that may be sold (2)	Percentage of Outstanding Ordinary Shares (3)
Polygon Global Opportunities Master Fund (4)	3,000,000	1.67%	104,821	*
CBARB, a segregated account of Geode Capital Master Fund Ltd.	0	0	0	0

*	Less than 1%.

(1)	Based on $180,000,000 principal amount of notes outstanding as of May 24, 2006. The company repurchased and retired $20,000,000 principal amount of the 2.875% notes in October 2005.

(2)

Assumes conversion of all of the notes held by such holder at the initial conversion rate of 34.9406 ordinary shares for each $1,000 in principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the number of ordinary shares issuable upon conversion of the notes may increase in the future. Further assumes that such holder does not hold any ordinary shares other than ordinary shares into which the notes are convertible.

(3)

Calculated based on 58,408,400 ordinary shares outstanding as of May 22, 2006. In calculating this amount for each holder, we treated as outstanding the number of ordinary shares issuable upon conversion of all of that holder’s 2.875% notes, but we did not assume conversion of any other holder’s notes.

(4)

Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power over the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.